UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-27892
CUSIP Number: 829909100

(Check One):      ☑ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q       ☐ Form N-SAR      ☐ Form N-CSR

For Period Ended January 1, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sipex Corporation

Full name of registrant

Former name if applicable

233 South Hillview Drive

Address of principal executive office (Street and number)

Milpitas, California 95053

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 10, 2005, the registrant announced that it would postpone the filing of its Annual Report on Form 10-K for the fiscal year ended January 1, 2005, which is due on March 17, 2005, and that it expects to restate its financial statements for the fiscal year ended December 31, 2003 and the interim periods covered therein and the fiscal quarters ended April 3, 2004, July 3, 2004 and October 2, 2004 due to improper recognition of revenue during these periods on sales for which price protection, stock rotation and/or return rights were granted. The registrant announced that the foregoing was the result of an ongoing internal investigation previously announced on January 20, 2005, which is being conducted with the assistance of outside counsel and independent forensic accountants, both of which have been retained for this investigation. A copy of the registrant's March 10, 2005 press release relating to these matters was attached to the registrant's Form 8-K filed on March 11, 2005.

The registrant plans to file its Annual Report on Form 10-K for the fiscal year ended January 1, 2005 as soon as practicable, but does not currently expect that it will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

Safe Harbor Statement Under Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the registrant's expectations as to the timing of the filing of its Form 10-K and the timing, results and effect of any restatement and the registrant's ongoing internal investigation, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the registrant's ongoing internal investigation and any restatement of its financial statements. The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Clyde R. Wallin	(408)	934-7500

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the registrant's ongoing internal investigation and the likely restatement of its financial statements described in Part III above, the registrant cannot provide a reasonable estimate and comparison of the results of its operations at this time.

     Sipex Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2005	By:	/s/ Clyde R. Wallin
		Name:	Clyde R. Wallin
		Title:	Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).